October 8, 2008

Mr. Lyn Shenk

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Mail Stop 3561

Washington, D.C. 20549-3561

Re:	O’Charley’s Inc.
Form 10-K for the year ended December 30, 2007
File No. 000-18629

Dear Mr. Shenk:

On behalf of O’Charley’s Inc. (the “Company”), and in response to the staff’s comments contained in your letter dated September 12, 2008 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter correspond to the numbered comments in the Comment Letter. On September 12 the staff agreed to extend to October 17 the Company’s September 26 deadline for responding to the Comment Letter.

Form 10-K for the year ended December 30, 2007

Liquidity and Capital Resources, page 30

1.

We note that net cash provided by operating activities for 2007 was 22.0% lower than 2006, and that 2006 was 32.9% higher than 2005. In this regard, please tell us and disclose in terms of cash the significant factors underlying the reason for these material variances. Note that references to changes in line items in the statements of cash flows do not necessarily provide a sufficient basis for a reader to analyze the impact on cash, and it appears that changes in the amounts of your net earnings may be only partial explanation for the variances. In particular, you should address the factors underlying the material changes in working capital. For guidance, refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response: In future filings, the Company will address the factors underlying material changes in working capital, and to disclose other significant factors contributing to material variances in net cash provided by operating activities. An explanation of the material variances in net cash provided by operating activities between 2005 and 2006, and between 2006 and 2007 follows.

Between 2005 and 2006, net cash provided by operating activities increased by 32.7%, from $62.7 million to $83.2 million. Of this $20.5 million increase, the increase in net income accounted for $7.0 million. Other factors contributing to this increase in net cash provided by operating activities include changes in inventories, and changes in accruals for payroll, expenses, taxes, and non-cash impairment charges. The factors contributing to the changes in net income and non-cash impairment charges are described in Item 7 of the Company’s 2007 Annual Report on Form 10-K. During 2005, the Company opened a new distribution facility in Bellingham, Massachusetts, which contributed to an increase in inventories for 2005 of $12.0 million. During 2006, the Company hired a new Chief Supply Chain Officer who made changes to the Company’s purchasing and inventory practices which resulted in a reduction in inventories in 2006 of $14.7 million. During 2006, based upon the Company’s strong financial performance compared to 2005, the accruals for bonus and related taxes increased by $2.6 million and the accrual for federal, state and local taxes increased by $6.7 million. Also, accrued expenses increased $2.2 million due primarily to additional utility accruals for the 53rd week of 2006. Changes in other working capital items accounted for the remainder of the change in cash provided by operating activities.

Between 2006 and 2007, net cash provided by operating activities decreased by 22.0% from $83.2 million to $64.9 million. Of this $18.3 million decrease, the decrease in net income accounted for $11.7 million. Other factors contributing to this decrease in net cash provided by operating activities include changes in inventories, and changes in accruals for payroll, expenses and taxes, partially offset by changes in non-cash impairment charges. The factors contributing to the changes in net income and non-cash impairment charges are described in item 7 of the Company’s 2007 Annual Report on Form 10-K. During 2007, the Company sold its commissary facility in Nashville, Tennessee, and outsourced the manufacturing and distribution activities previously performed there to third parties. These changes resulted in a decline in inventories of $12.3 million. During 2007, based upon the decline in the Company’s financial performance, accrued bonus and related taxes declined by $4.3 million, accruals for federal, state and local taxes declined by $4.5 million, and accrued expenses declined by $1.1 million. Changes in other working capital items accounted for the remainder of the change in cash provided by operating activities.

2.

Please also consider the disclosure in the preceding comment in your Form 10-Q filings, as appropriate. For example, we note that net cash provided by operating activities for the 28 weeks ended 2008 was 183.9% greater than the corresponding prior year period as reported in the Form 10-Q for the quarterly period ended July 13, 2008. In connection with this, please explain to us the reason for the increase in trade accounts payable to $24.988 million at July 13, 2008 from $10.808 million at December 30, 2007 and related cash flow impacts.

Response: As noted in the Company’s response to Question 1 above, the Company will address in future filings the factors underlying material changes in working capital, and to disclose other significant factors contributing to material variances in net cash provided by operating activities. Such future filings will include Quarterly Reports on Form 10-Q. An explanation of the reason for the increase in trade accounts payable between December 30, 2007 and July 13, 2008 follows.

Between December 30, 2007 and July 13, 2008 the Company’s trade accounts payable increased from $10.8 million to $25.0 million. This $14.2 million increase in trade accounts payable is primarily the result of two factors: an $8.0 million increase related to recorded credit balances with certain financial institutions; and a $6.2 million increase in trade accounts payable accruals related primarily to new store development, re-branding projects in process at the end of the second quarter, and marketing invoices. These adjustments are made at each balance sheet date, but the size of the adjustments was larger at the end of the second quarter 2008 than at the end of 2007.

3.

Please disclose the substantive reasons specific to your circumstances that demonstrate the usefulness of the non-GAAP measures “EBITDA”, “adjusted total debt” and “adjusted total capitalization” to investors when evaluating performance, measuring leverage capacity and debt service ability. The fact that these non-GAAP measures are commonly used as analytical indicators cannot be the sole support for presenting the non-GAAP financial measures. See footnote 44 to FR-65. For additional guidance, see Item 10(e)(1)(i)(C) of Regulation S-K. Also refer to “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (answer 8), which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Response: As part of its discussion of Liquidity and Capital Resources, the Company provides a table that includes the following four financial ratios as of the end of fiscal years 2007 and 2006: total debt to EBITDA; EBITDA to interest expense, net; total debt to total capitalization; and adjusted total debt to adjusted total capitalization. To the extent these ratios use non-GAAP financial measures, such measures are defined and reconciled to the most directly comparable GAAP financial measures in the footnotes to the table. On August 5, 2005, the Company responded to your Comment Letter on its 2004 Annual Report on Form 10-K. In our response to your question No. 2, we noted the Company provides these non-GAAP financial measures “because management believes they provide useful information to our investors, in particular the holders of our senior subordinated notes due in 2013, regarding the creditworthiness and financial condition of the Company.” Those subordinated notes are still outstanding, and the Company continues to believe that such information is useful to the holders of these notes. The Company also believes that its inclusion of this information assists users who wish to monitor the Company’s compliance with the financial covenants contained in the Company’s revolving credit agreement. In addition, given current conditions in financial markets and the Company’s recent financial performance, we believe that EBITDA and the related credit metrics provide valuable information to all users of these filings. With respect to answer 8 in the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures”, the Company represents that its presentation of these Non-GAAP financial measures is in no way related to smoothing the impact of non-recurring items.

Contractual Obligations and Commercial Commitments, page 33

4.

As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table. Where interest rates are variable or unknown, you may use judgment to determine whether or not to include such estimates. In this regard, you would determine an appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments in the table, a footnote to the table should clarify whether they are included or not and, as appropriate, the methodology used in your estimate or why the interest in not determinable. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Response: In future filings, the Company will revise its presentation of Contractual Obligations and Commercial Commitments by providing a footnote to explain that interest payments are excluded and to explain why they are excluded. As disclosed in the “Liquidity and Capital Resources” section of Item 7, the Company has a revolving line of credit with a variable interest rate. In addition, the Company has entered into fair value hedges for the purpose of hedging the changes in the fair value of its fixed-rate senior subordinated notes, effectively converting a portion of this debt to a variable rate. The variable interest rates for these hedges are calculated using the 6 month Libor in arrears, plus a specified margin, the average of which is currently 3.9%. Given the nature of these variable interest rate obligations, and the uncertainty of future interest rates, the Company does not believe that it should be including estimates of future interest payments in the Contractual Obligations and Commercial Commitments Table. The Company also believes that its current disclosure of the significant contractual terms relating to these debt obligations in the Liquidity section of the MD&A is adequate.

Notes to the Consolidated Financial Statements, page 45

Note 1: Summary of Significant Accounting Policies, Page 45

5.

Please tell us and disclose your accounting policy for capitalizing cost associated with new restaurant development and re-brandings of existing restaurants. In addition, we note from page 5 that you maintain an in-house real estate and construction department to assist in the site selection process, secure real estate, develop architectural and engineering plans, oversee new construction and re-brandings of existing restaurants. Please tell us whether you capitalize costs associated with your in-house real estate and construction department and the basis for your accounting policy.

Response: In future filings, the Company will explain its policy for capitalizing cost associated with new restaurant development and re-brandings of existing restaurants. The Company capitalizes all direct external costs associated with obtaining the land, building and equipment for each new restaurant, as well as construction period interest and a portion of the internal direct costs of the real estate and construction department, which is discussed more fully below. The Company also capitalizes all direct external costs associated with obtaining the dining room and kitchen equipment, signage and other assets and equipment for each re-branded restaurant, as well as a portion of the internal direct costs of the real estate and construction department.

To determine its accounting policies related to capitalizing costs associated with its in-house real estate department, the Company has taken guidance from FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects (“SFAS No. 67”). While SFAS No. 67 establishes accounting and reporting standards for the acquisition, development, construction, selling and rental costs associated with real estate projects, it excludes from its scope: “real estate developed by an enterprise for use in its own operations, other than for sale or rental.” Given that there is no other authoritative literature directly addressing the Company’s circumstance of developing real estate projects for its own operations, the Company has applied the principles of SFAS No. 67 in accounting for such costs.

The Company capitalizes a portion of the direct costs of its in-house real estate and construction department, such as payroll and related costs and travel to both new restaurants and re-branding projects. A summary of the direct costs of this department and the portion capitalized to new restaurants and re-branding projects during the most recent three years follows:

($ in millions)
	2007	2006	2005
Total direct costs	$2.5	$2.3	$3.3
Less portion capitalized	(0.5)	(0.3)	(1.0)
Portion expensed to G/A	$2.0	$2.0	$2.3

Due to the relative insignificance of the amounts, the Company has historically not included reference to the capitalization of internal costs in its policy disclosure. The internally capitalized costs were approximately 1.0% of capital expenditures in 2007, approximately 0.6% in 2006 and approximately 1.5% in 2005. Also, the Company does not capitalize any internal or external costs associated with projects that are not completed or sites that are not developed.

Cash Equivalents, page 45

6.

Please reconcile the cash equivalents of $10.6 million and $24.8 million at December 30, 2007 and December 31, 2006 respectively to the cash and cash equivalents amounts presented on your balance sheets.

Response: As reported on the consolidated balance sheet, cash and cash equivalents were $10.0 million on December 30, 2007 and $19.9 million on December 31. 2006. As noted in footnote 1 in the Notes to the Consolidated Financial Statements, cash equivalents were $10.6 million on December 30, 2007 and $24.8 million on December 31, 2006, and consisted of overnight repurchase agreements. The difference between cash and cash equivalents as reported on the balance sheet, and cash equivalents as reported in the footnote, is due to credit cash balances with certain financial institutions which are combined with cash equivalents from the same financial institution for balance sheet presentation.

Operating Leases, page 45

7.

We note you disclose here and under “Property and Equipment” that you use a lease life or expected lease term that generally is inclusive of one renewal period. Please disclose how you determined that one renewal period for your operating leases is reasonably assured. For guidance, refer to SFAS 13.

Response: In future filings, the Company will specify the facts surrounding its determination that one renewal period for operating leases is reasonably assured. As noted in footnote 1 of the Company’s 2007 Annual Report on Form 10-K, “Leasehold improvements are amortized over the lesser of the asset’s estimated useful life or the expected lease term, inclusive of one renewal period.” Based upon the size of the investment that the Company makes in the restaurant building and the economic penalty that the Company would incur related to the leasehold improvements which would be impaired by discontinuing use of the leased facility (as described in paragraph (o) of SFAS 13), the Company’s historical experience with regard to the length of time a restaurant operates at a specific location, combined with 24 years of building and operating restaurants, and the fact that the leases typically have multiple five-year renewal options that are exercised entirely at the Company’s discretion, the Company has concluded that one five-year renewal option is reasonably assured.

Note 20: Quarterly Financial and Restaurant Operating Data (Unaudited), page 62

8.

To the extent material to the corresponding period, please provide relevant disclosure pursuant to Item 302(A)(3) of regulation S-K, particularly items reflected in “net earnings” of the second, third and fourth quarters of 2007 that cause such to vary relative to the periods presented herein.

Response: While these items are discussed in the MD&A sections of our 10-Q filings for each of the interim reporting periods of 2007, in future filings, the Company will provide additional disclosure pursuant to Item 302(A)(3) of regulation S-K to provide the reader with information about variations in reported results between the periods presented.

During the second quarter of 2007, the Company recognized impairment charges of $8.1 million, of which $7.6 million was related to the sale of its commissary.

During the third quarter of 2007, the Company recorded severance and related charges of approximately $2.0 million associated with organization changes, and impairment charges of approximately $3.5 million associated with one restaurant that the Company closed and another restaurant that remained open.

During the fourth quarter of 2007, the Company incurred impairment, disposal and restructuring charges of $3.0 million, of which $0.3 million was related to additional severance charges for the closure of the commissary operation, and $3.0 million of impairment charges associated with the write-down of three underperforming restaurants, all of which have remained open, and a gain of $0.3 million on the sale of a closed restaurant location.

Item 9A: Disclosure Controls and Procedures, page 72

Evaluation of Disclosure Controls and Procedures, page 72

9.

The conclusion appears qualified in that it does not appear to fully embody all aspects of the definition of disclosure controls and procedures as defined in Exchange Act rules 13as-15(e) and 15(d)-15(e). Also note that such definition does not make reference to the materiality of the information that is required to be disclosed. Please represent to us whether or not your disclosure controls and procedures as defined in Exchange Act rules were qualified in any respect. If qualified, please explain to us the facts and circumstances. In all your future Form 10-K and Form 10-Q filings, ensure that your conclusion refers to all aspects of your disclosure controls and procedures as defined in the Exchange Act rules.

Response: The Company will revise its disclosure in future Form 10-K and 10-Q filings to clarify that the evaluation of disclosure controls and procedures embodies all aspects of the definition of disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e).  In addition, the Company will revise its disclosure to delete the reference to materiality.  The Company represents that the conclusions of the Company's principal executive officer and principal financial officer as of the end of the period covered by the Form 10-K were not qualified in any respect.

As you requested in the Comment Letter, I acknowledge on behalf of the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions or further comments.

Sincerely,

/s/Lawrence E. Hyatt

Lawrence E. Hyatt

Chief Financial Officer

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